UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 8)*

CHEMUNG FINANCIAL CORPORATION
(Name of Issuer)

Common Stock, Par Value $0.01
(Title of Class of Securities)

164024 10 1
(CUSIP NUMBER)

David J. Dalrymple, 274 Coleman Avenue, Elmira, New York 14903; Telephone:  (607) 737-5077 with a copy to Seth T. Hiland, Esq., Sayles & Evans, One West Church Street, Elmira, New York 14901; Telephone:  (607) 734-2271
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 8, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in  paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  164024 10 1

1.           Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only).
David J. Dalrymple

2.           Check the Appropriate Box if a Member of a Group (See Instructions)
(a)           ⁫
(b)	☒

3.           SEC Use Only

4.	Source of Funds (See Instructions):	PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization	United States

Number of                    7.         Sole Voting Power                                                                              10,915
Shares
Beneficially                 8.         Shared Voting Power                                                                       413,870
Owned by
Each Reporting           9.         Sole Dispositive Power                                                                      10,915
Person With
                                     10.         Shared Dispositive Power                                                               413,870

11.	Aggregate Amount Beneficially Owned by	424,785

Each Reporting Person

12.	Check if the Aggregate Amount in Row (11)
Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	9.30%

14.	Type of Reporting Person (See Instructions)	IN

CUSIP No.  164024 10 1

1.           Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only).
Robert H. Dalrymple

2.           Check the Appropriate Box if a Member of a Group (See Instructions)
(a)           ⁫
(b)           ☒

3.           SEC Use Only

4.	Source of Funds (See Instructions):	PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization	United States

Number of              7.         Sole Voting Power                                                                           243,175
Shares
Beneficially           8.         Shared Voting Power                                                                       106,150
Owned by
Each Reporting     9.         Sole Dispositive Power                                                                    243,175
Person With
                               10.         Shared Dispositive Power                                                               106,150

11.	Aggregate Amount Beneficially Owned by	349,325
X
Each Reporting Person

12.	Check if the Aggregate Amount in Row (11) X
Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	7.65%

14.	Type of Reporting Person (See Instructions)	IN

CUSIP No.  164024 10 1

1.           Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only).
Joanne F. Dalrymple

2.           Check the Appropriate Box if a Member of a Group (See Instructions)
(a)           ⁫
(b)           ☒

3.           SEC Use Only

4.	Source of Funds (See Instructions):	OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization	United States

Number of                    7.         Sole Voting Power                                                                           0
Shares
Beneficially                 8.         Shared Voting Power                                                            307,720
Owned by
Each Reporting           9.         Sole Dispositive Power                                                                    0
Person With
                                     10.         Shared Dispositive Power                                                     307,720

11.	Aggregate Amount Beneficially Owned by	307,720

Each Reporting Person

12.	Check if the Aggregate Amount in Row (11)
Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	6.73%

14.	Type of Reporting Person (See Instructions)	IN

CUSIP No.  164024 10 1

1.           Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only).
Dalrymple Family Limited Partnership

2.           Check the Appropriate Box if a Member of a Group (See Instructions)
(a)           ⁫
(b)           ☒

3.           SEC Use Only

4.	Source of Funds (See Instructions):	OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization	State of New York

Number of                    7.         Sole Voting Power                                                                       0
Shares
Beneficially                  8.         Shared Voting Power                                                        307720
Owned by
Each Reporting            9.         Sole Dispositive Power                                                                0
Person With
                                      10.         Shared Dispositive Power                                                 307720

11.	Aggregate Amount Beneficially Owned by	307720

Each Reporting Person

12.	Check if the Aggregate Amount in Row (11)
Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	6.73%

14.	Type of Reporting Person (See Instructions)	PN

Item 1.                 Security and Issuer.

Common Stock, Par Value $0.01

Chemung Financial Corporation
One Chemung Canal Plaza
Elmira, New York 14902

Item 2.                 Identity and Background.

Item 2 is hereby amended and supplemented effect as of the date of this Amendment so that the first paragraph thereof reads as follows:

“Pursuant to Rule 13d-1(k) of Rgulation 13D of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (“Exchange Act”), the undersigned David J. Dalrymple, Robert H. Dalrymple, Joanne F. Dalrymple, and Dalrymple Family Limited Partnership, hereby file this Schedule 13D statement jointly.  The above-named persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”  The Reporting Persons are making this single joint filing because certain of the ReportingPersons may be deemed to share beneficial ownership of certain shares of the Common Stock of the Issuer as a result of family and other relationships among them.  Any such benficial ownership is expressly disclaimed by each of the Reporting Persons.  The Reporting Persons are also making this single joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act, altough neither the fact of this filing for anything contained herein shall be deemed an admission by any Reporting Person that any such group exists.

David J. Dalrymple

(a)	Name
David J. Dalrymple

(b)	Residence Address
274 Coleman Avenue
Elmira, New York 14903

(c)	Present Principal Occupation or Employment and Name, Principal Business, and Address of Organization in which Conducted
President of Dalrynple Holding Corporation
2105 South Broadway
Pine City, New York 14871

          (d) Criminal Convictions in Past Five (5) Years
None

(e)	Civil Proceedings under Federal and State Securities Laws in Past Five (5) Years
None

            (f) Citizenship
 United States

Robert H. Dalrymple

(a)	Name
Robert H. Dalrymple

(b)	Residence Address
875 Upland Drive
Elmira, New York 14905

(c)	Present Principal Occupation or Employment and Name, Principal Business, and Address of Organization in which Conducted
Vice President & Secretary of Dalrynple Holding Corporation
2105 South Broadway
Pine City, New York 14871

           (d) Criminal Convictions in Past Five (5) Years
 None

(e)	Civil Proceedings under Federal and State Securities Laws in Past Five (5) Years
None

            (f) Citizenship
 United States

Joanne F. Dalrymple

(a)	Name
Joanne F. Dalrymple

(b)	Residence Address
274 Coleman Avenue
Elmira, New York 14903

(c)	Present Principal Occupation or Employment and Name, Principal Business, and Address of Organization in which Conducted
None

           (d)Criminal Convictions in Past Five (5) Years
None

(e)	Civil Proceedings under Federal and State Securities Laws in Past Five (5) Years
None

            (f)Citizenship
United States

Dalrymple Family Limited Partnership

                            Name
                            Dalrymple Family Limited Partnership

                                            State of Organization
                                            New York
Principal Business
                                            Investing partnership

           Principal Busines Address
           2105 South Broadway
           Pine City, New York 14871

(c)	Criminal Convictions in Past Five (5) Years
None

(d)	Civil Proceedings under Federal and State Securities Laws in Past Five (5) Years
None

     (f) Citizenship
                                          United States

David J. Dalrymple and Joanne F. Dalrymple are the two general partners of Dalrymple Family Limited Partnership.  David J. Dalrymple and Joanne F. Dalrymple and their children are the limited partners of said partnership.  Pursuant to the terms of the relevant agreement of limited partnership, the general partners share voting and dispositive powers with respect to all assets owned by Dalrymple Family Limited Partnership, decisions to be made by a majority vote with each general partner entitled to cast one vote for each percentage point or fraction thereof of such general partners’ respective partnership percentages as of the date of the vote.  The limited partners have no power to vote or direct the voting of or dispose or direct the disposition of any of the assets of Dalrymple Family Limited Partnership.”

Item 3.                 Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by adding the following to the end thereof:

Since February 11, 2008, David J. Dalrymple has acquired 8,900 by purchases made in the open market using personal funds, has sold 2,200 shares to Dalrymple Family Limited Partnership, and has acquired 3,618 shares by grant from the Issuer.

Since February 11, 2008, Robert H. Dalrymple has acquired 4,300 by purchase from the Mary Dalrymple Trust of which he is a trustee and beneficiary using personal funds in a number of trades and has acquired 2,883 shares by grant from the Issuer.  During the same period, Robert H. Dalrymple’s wife, Elizabeth T. Dalrymple, acquired 1,798 shares. Robert H. Dalrymple disclaims beneficial ownership of all shares held by his wife.

Joanne F. Dalrymple has not acquired any shares since February 11, 2008.

On August 25, 2009, Dalrymple Family Limited Partnership purchased 2,200 shares from David J. Dalrymple using its working capital.”

Item 4.                 Purpose of Transaction.

Item 5.                 Interest in Securities of the Issuer.

Item 5 is hereby amended by deleting part (a) in its entirety and inserting the following in the place thereof:

“(a)

David J. Dalrymple

The aggregate number of shares that David J. Dalrymple may be deemed to beneficially own is 424,785.  This number consists of 10,915 shares held in his own name, 59,416 shares held by Dalrymple Holding Corporation, a New York corporation of which he is a shareholder and executive officer, 307,720 shares held by Dalrymple Family Limited Partnership, 30,230 shares held by Susquehanna Supply Company, a New York corporation of which he is a 23.1% owner, and 16,504 shares held in two trusts under the Will of Mary Ellen Dalrymple of which he is a co-trustee and, in the case of one trust, a beneficiary.  David J. Dalrymple disclaims beneficial ownership of all of the shares held by Susquehanna Supply Company and disclaims beneficial ownership of the shares held by Dalrymple Family Limited Partnership except to the extent of his pecuniary interest as a limited partner thereof.  The percentage of the issued and outstanding shares that David J. Dalrymple may be deemed to beneficially own is 9.30%.

Robert H. Dalrymple

The aggregate number of shares that Robert H. Dalrymple may be deemed to beneficially own is 359,905.  This number consists of 243,867 shares held in his own name, 59,416 shares held by Dalrymple Holding Corporation, a New York corporation of which he is a shareholder and executive officer, 30,230 shares held by Susquehanna Supply Company, a New York corporation of which he is a 23.1% owner, 16,504 shares held in two trusts under the Will of Mary Ellen Dalrymple of which he is a co-trustee and, in the case of one trust, a beneficiary, and 9,888 shares held by his wife, Elizabeth T. Dalrymple.  Robert H. Dalrymple disclaims beneficial ownership of all of the shares held by Susquehanna Supply Company and by Elizabeth T. Dalrymple.  The percentage of the issued and outstanding shares that Robert H. Dalrymple may be deemed to beneficially own is 7.88%.

Joanne F. Dalrymple

The aggregate number of shares that Joanne F. Dalrymple may be deemed to beneficially own is 307,720, all of which shares are held by Dalrymple Family Limited Partnership.  Joanne F. Dalrymple disclaims beneficial ownership of all of the shares held by David J. Dalrymple and disclaims beneficial ownership of the shares held by Dalrymple Family Limited Partnership except to the extent of her pecuniary interest as a limited partner thereof.  The percentage of the issued and outstanding shares that David J. Dalrymple may be deemed to beneficially own is 6.73%.

Dalrymple Family Limited Partnership

The aggregate number of shares that Dalrymple Family Limited Partnership may be deemed to beneficially own is 307,720.  This number represents the number of shares held by Dalrymple Family Limited Partnership in its own name.  The percentage of the issued and outstanding shares that Dalrymple Family Limited Partnership may be deemed to beneficially own is 6.73%.”

Item 5 is further amended by deleting part (b) in its entirety and inserting the following in the place thereof:

“(b)

David J. Dalrymple

David J. Dalrymple has sole power to vote or direct the voting and sole power to dispose or direct the disposition of 10,915 shares.  With respect to the remaining shares deemed beneficially owned by David J. Dalrymple, he shares the power to vote and dispose of such shares as follows: (i) with respect to the 16,504 shares held in trusts created under the Will of Mary E. Dalrymple, with his co-trustee, Robert H. Dalrymple; (ii) with respect to the 307,720 shares held by the Dalrymple Family Limited Partnership, with Joanne F. Dalrymple; (iii) with respect to the 59,416 shares held by Dalrymple Holding Corporation, with the other officers and shareholders of said corporation, Robert H. Dalrymple and Edward C. Dalrymple, Jr. (an individual residing at 6217 Bills Road, Mineral, Virginia 23117); and (iv) with respect to the 30,230 shares held by Susquehanna Supply Company, with the other officers and shareholders of Susquehanna Supply Company.

Robert H. Dalrymple

Robert H. Dalrymple has sole power to vote or direct the voting and sole power to dispose or direct the disposition of 243,867 shares.  With respect to the remaining shares deemed beneficially owned by Robert H. Dalrymple, he shares the power to vote and dispose of such shares as follows: (i) with respect to the 16,504 shares held in trusts created under the Will of Mary E. Dalrymple, with his co-trustee, David J. Dalrymple; (ii) with respect to the 59,416 shares held by Dalrymple Holding Corporation, with the other officers and shareholders of said corporation, David J. Dalrymple and Edward C. Dalrymple, Jr.; and (iv) with respect to the 30,230 shares held by Susquehanna Supply Company, with the other officers and shareholders of Susquehanna Supply Company.  Robert H. Dalrymple does not have the power to vote or direct the voting of or dispose or direct the disposition of the shares owned by Elizabeth T. Dalrymple.

    Joanne F. Dalrymple

Joanne F. Dalrymple shares the power to vote and dispose of the 307,720 shares held by the Dalrymple Family Limited Partnership with David J. Dalrymple.  Joanne F. Dalrymple does not have the power to vote or direct the voting of or dispose or direct the disposition of the shares owned by her husband.

Dalrymple Family Limited Partnership

Through its two general partners, David J. Dalrymple and Joanne F. Dalrymple, Dalrymple Family Limited Partnership has voting and dispositive power over 307,720 shares.”

Item 5 is further amended by deleting part (c) in its entirety and inserting the following in the place thereof:

“(c)

David J. Dalrymple

On January 9, 2012, David J. Dalrymple acquired 846 shares by grant from the Issuer.

Robert H. Dalrymple

On January 9, 2012, David J. Dalrymple acquired 692 shares by grant from the Issuer.

Joanne F. Dalrymple

Joanne F. Dalrymple has effected no transactions in the Issuer’s common stock during the past sixty (60) days.

Dalrymple Family Limited Partnership

Dalrymple Family Limited Partnership has effected no transactions in the Issuer’s common stock during the past sixty (60) days.”

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 7.            Material to be Filed as Exhibits.

Signature:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:              February 24, 2012

Signature:                                                                           /s/David J. Dalrymple
David J. Dalrymple

Signature:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:              February 24, 2012

Signature:                                                                           /s/Robert H. Dalrymple
Robert H. Dalrymple

Signature:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:              February 24, 2012

Signature:                                                                           /s/Joanne F. Dalrymple
Joanne F. Dalrymple

Signature:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:           February 24, 2012

Signature:                                                                           /s/David J. Dalrymple
Dalrymple Family Limited Partnership
By: David J. Dalrymple, general partner